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Gerrit Coetzee

Founder at Stealth Machine Company

San Francisco, California · 254 connections · **See contact info**

 **Stealth Machine Company**

 **Tennessee Technological ...**

About

I am a Project Manager and Design Engineer dedicated to bringing clarity and decisive action to Bay-Area companies. I manage projects by ensuring everyone has what they need to get the work done. I've managed international teams of engineers, designers, manufacturers, and laborers. My goals are clear comm   ... see more

    **Gerrit Coetzee Website**

Experience



Founder

Stealth Machine Company

Oct 2018 – Present · 8 mos

San Francisco Bay Area

Stealth Machine Company sells manufacturing capability as a service. We are redesigning subtractive machining from first principles to be robot first rather than the heavily peopled operation it is today. This allows us to cut parts 10x more efficiently than anyone else on the market.

Contract Engineer and Project Manager

Freelance

Dec 2018 – Present · 6 mos

San Francisco Bay Area

With experience in everything from heavy industrial to IoT devices designed for mass production, I help my clients make good hardware decisions, deliver robust and cost-effective designs, and turn their business goals into real value for their customers with the minimum amount of of wasted effort.

Petcube

1 yr 9 mos



Principal Mechanical Engineer

Feb 2018 – Dec 2018 · 11 mos

San Francisco Bay Area



Technical Project Manager and Lead Design Engineer

Apr 2017 – Jan 2018 · 10 mos

San Francisco Bay Area

I worked with an international team to accomplish robust mechanical designs for the lean, on-time manufacturing of Petcube's award winning product line. From the first napkin sketch to

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Staff Writer

Hackaday

Jan 2016 – Jul 2017 · 1 yr 7 mos

Wrote original features, reviews, and articles for one of the world's most popular tech blogs. Retained as guest writer.

Contract Engineer and Project Manager

Freelance

Sep 2015 – Apr 2017 · 1 yr 8 mos

Louisville, KY, Paris, France, Bellingham, WA, San Francisco, CA

- Designed a ready-for-manufacture pet treat loading and launching mechanism.
- Designed a premium waterproof Bluetooth Speaker and manufactured prototypes.
- Consulted in lean best practices.
- Designed assembly fixtures.

Show 5 more experiences ˅

Education

Tennessee Technological University

Mechanical Engineering, Electrical Engineering

2007 – 2012

Activities and Societies: Autonomous Robotics Club - President, Go Club (Strategy Game), Wesley Group, Wesley Choir, Swing Dance Club

I studied Mechanical and Electrical Engineering. During my study I was president of the robotics club and held two undergraduate research positions.

       
Eagle Scout
Boy Scouts of America

I participated in Boy Scouts throughout Elementary and High School. Reached the Rank of Eagle Scout. Participated in multiple community service events.

Skills & Endorsements

Programming · 11

Endorsed by **Andrew Ortman, who is highly**  | Endorsed by **5 of Gerrit's colleagues at**
skilled at this | **Tennessee Technological University**

C · 10

Endorsed by **3 of Gerrit's colleagues at Tennessee Technological University**

CAD · 8

Anastasiya Prokhorenko and 7 connections have given endorsements for this skill

Show more ⌄

Accomplishments

2   **Languages**   ⌄
     Afrikaans • English

1   **Honor & Award**   ⌄
     Red Dot Design Award, Petcube Bites

1   **Project**   ⌄
     Child's Gait Training Treadmill

